Exhibit 99.1

Telesat Achieves Strong Growth in Revenue and Adjusted EBITDA in 2010

OTTAWA, CANADA, March 3rd, 2011 - Telesat Holdings Inc. (Telesat) today announced its financial results for the three month and one year periods ended December 31, 2010.  Unless otherwise stated herein, all amounts are in Canadian dollars.

For the year ended December 31, 2010, consolidated revenues were $821 million, an increase of approximately 4% ($34 million) compared to 2009.  When adjusted for foreign exchange rate changes, revenue increased by 8% compared to 2009.  The year over year increase was primarily the result of increased revenues from Nimiq 5 and Telstar 11N, partially offset by the termination of Telesat’s leasehold interest in the Telstar 10 satellite in July 2009.  Operations and administration expenses of $186 million were 15% ($33 million) lower than in 2009, or 10% lower when taking into account changes in foreign exchange rates, primarily as a result of greater operating efficiencies achieved by the company.  Adjusted EBITDA1 was $625 million, an increase of 12% ($65 million) over the same period in 2009 and an increase of 16% when adjusted for foreign exchange rate changes.  The Adjusted EBITDA margin for 2010 was 76% compared to 71% for 2009.

Telesat reported net income of $228 million for 2010 compared to $431 million for 2009. The foreign exchange gain for 2010 of $164 million was $335 million less than that for 2009.  The 2010 foreign exchange gain was partially offset by a loss of $11 million on financial instruments, compared to a loss of $117 million in 2009.  Approximately $56 million of the $106 million improvement was the result of an increase in the fair value of the prepayment options on Telesat’s long-term debt and the balance of the improvement was the result of a stronger Canadian dollar compared to the U.S. dollar, which has a favorable impact on the Canadian dollar valuation of Telesat’s U.S. dollar denominated debt.

For the three month period ended December 31, 2010, Telesat reported consolidated revenues of $207 million, an increase of approximately 6% ($12 million) compared to the same period in 2009.  When adjusted for foreign exchange rate changes over the period, revenue increased by 8% compared to the same period in 2009.  Adjusted EBITDA for the fourth quarter of 2010 was $158 million, an increase of 9% ($14 million) compared to the fourth quarter 2009 and an increase of 11% when adjusted for foreign exchange rate changes.  The Adjusted EBITDA margin for the fourth quarter was 76%, compared to 74% in 2009.  Telesat reported net income of $141 million in the fourth quarter compared to net income of $79 million for the same period in 2009.  During the fourth quarter of 2010, the foreign exchange gain related to the conversion of the U.S. dollar denominated debt combined with the gain on financial instruments related to long-term debt prepayment options resulted in a non-cash gain of $129 million, compared to a non-cash gain of $53 million for the same period in 2009.

“I am very pleased with our financial and operating performance in 2010,” commented Dan Goldberg, Telesat’s President and CEO.  “Adjusting for foreign exchange movements, we experienced strong growth in revenue, a substantial reduction in expenses, significant growth in Adjusted EBITDA and continued expansion of our Adjusted EBITDA margin.  In addition to strong financial performance last year, we announced the procurement of Anik G1 and made substantial progress on the construction of our Telstar 14R and Nimiq 6 satellites.  In sum, 2010 was a very good year for Telesat and, in light of the growing demand in the key markets we serve, our significant investments in expansion satellite capacity, and our industry-leading contractual backlog, we believe we are well positioned to continue to grow in the years ahead.”

Business Highlights

•	At December 31, 2010:

o	Telesat had contracted backlog for future services of approximately $5.5 billion.

o	Fleet utilization was 88% for Telesat’s North American fleet and 78% for Telesat’s international fleet.

•
In June 2010, Telesat announced the procurement of Anik G1.  Anik G1’s extended Ku-band payload is fully contracted to Shaw Direct to expand its direct-to-home satellite services in Canada; its X-band payload is fully contracted to Paradigm Services for services to government users; and its Ku- and C-band payloads replace and expand on the capacity provided by Anik F1 for the fast growing Latin American market.  Anik G1 is expected to be launched in the second half of 2012.

•	Telesat made substantial progress in 2010 on the construction of the Telstar 14R/Estrela do Sul 2 and Nimiq 6 satellites, expected to be launched, respectively, in mid-2011 and the first half of 2012.

•
In September 2010, Telesat was recognized by Euroconsult, a leading analyst and research group in satellite communications, as Global Satellite Operator of the Year. This award recognizes Telesat’s market leading position in such metrics as 2009 revenue growth, revenue growth rate for 2006-2009, as well as growth in 2009 EBITDA and EBITDA margin.

•	In the third quarter, the Board of Directors of Telesat authorized management to explore an initial public offering of Telesat’s shares or other strategic alternatives that may arise.

•
Today Telesat announced that it has entered into agreements to acquire the Canadian payload on the ViaSat 1 satellite, which is being built by Space Systems/Loral.  Telesat anticipates its acquisition of the ViaSat 1 payload will be completed in March 2011 and that the satellite will be launched in the summer of this year.

Telesat’s Annual Report on Form 20-F for the year ended December 31, 2010  has been filed with the U.S. Securities and Exchange Commission and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call for Thursday, March 3, 2011 at 10:30 a.m. ET to discuss its financial results for the three month and one year periods ended December 31, 2010 as well as other recent developments. The call will be hosted by Dan Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 223-7781.  Callers outside of North America should dial +1 (416) 340-8018.  The access code is 4086377.  Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call until 11:59 p.m. ET on March 17, 2011. To access the replay, please call +1 (800) 408-3053.  Callers outside of North America should dial +1 (416) 695-5800.  The access code is 3866658 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-GAAP financial measures, as described in the End Notes section of this release.  For information reconciling non-GAAP financial measures to the most comparable GAAP financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor
This news release contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the possibility of an initial public offering or alternative strategic transaction. When used in this news release, the words “anticipate”, “will”, “believes” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the United States Securities and Exchange Commission (SEC) on March 3, 2011. These filings can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The company has a state-of-the-art fleet of 12 satellites with three more under construction in addition to the Canadian payload on the ViaSat 1 satellite, and manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa, Canada, with offices and facilities around the world. Privately held, its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

Telesat Holdings Inc.
Consolidated Statements of Earnings

FOR THE PERIOD ENDED DECEMBER 31	Three months		Twelve months

(in thousands of Canadian dollars)	2010	2009	2010	2009
Operating revenues
Service revenues	201,696	188,910	801,144	767,138
Equipment sales revenues	5,545	6,078	20,217	20,060
Total operating revenues	207,241	194,988	821,361	787,198

Amortization	63,425	73,468	251,194	256,867
Operations and administration	46,211	46,583	186,467	219,690
Cost of equipment sales	4,210	4,230	15,575	16,380
Total operating expenses	113,846	124,281	453,236	492,937
Earnings from operations	93,395	70,707	368,125	294,261
Interest expense	(60,584)	(67,847)	(253,086)	(272,780)
(Loss) gain on changes in fair value of financial instruments	36,409	14,507	(11,168)	(116,992)
Gain on foreign exchange	92,319	38,558	163,998	499,366
Other income	4,532	663	4,339	31,859
Earnings before income taxes	166,071	56,588	272,208	435,714
Income tax recovery (expense)	(25,033)	22,793	(44,017)	(4,949)
Net earnings	141,038	79,381	228,191	430,765
Net earnings applicable to common shares	141,038	79,381	228,191	430,765

Telesat Holdings Inc.
Consolidated Balance Sheets

	December 31,	December 31,
(in thousands of Canadian dollars)	2010	2009

Assets
Current assets
Cash and cash equivalents	220,295	154,189
Accounts receivable, net	44,109	70,203
Current future tax asset	1,900	2,184
Other current assets	26,476	29,018
Total current assets	292,780	255,594
Satellites, property and other equipment, net	1,994,122	1,926,190
Other long-term assets	112,816	56,924
Intangible assets, net	461,060	510,675
Goodwill	2,446,603	2,446,603
Total assets	5,307,381	5,195,986

Liabilities
Current liabilities
Accounts payable and accrued liabilities	49,906	43,413
Other current liabilities	128,296	127,704
Debt due within one year	96,848	23,602
Total current liabilities	275,050	194,719
Debt financing	2,771,802	3,021,820
Future tax liability	310,552	269,193
Other long-term liabilities	676,217	671,523
Senior preferred shares	141,435	141,435
Total liabilities	4,175,056	4,298,690

Shareholders' equity
Common shares (74,252,460 common shares issued and outstanding)	756,414	756,414
Preferred shares	541,764	541,764
	1,298,178	1,298,178
Accumulated deficit	(176,396)	(404,557)
Accumulated other comprehensive loss	(6,207)	(7,422)
	(182,603)	(411,979)
Contributed surplus	16,750	11,097
Total shareholders' equity	1,132,325	897,296
Total liabilities and shareholders' equity	5,307,381	5,195,986

Telesat Holdings Inc.
Consolidated Statements of Cash Flow

FOR THE PERIOD ENDED DECEMBER 31	Three months		Twelve months

(in thousands of Canadian dollars)	2010	2009	2010	2009
Cash flows from operating activities
Net earnings	141,038	79,381	228,191	430,765
Adjustments to reconcile net earnings to cash flows from operating activities:
Amortization	63,425	73,468	251,194	256,867
Future income taxes	24,176	(26,372)	41,738	4,598
Unrealized foreign exchange gain	(92,953)	(55,427)	(170,048)	(522,636)
Unrealized loss (gain) on derivatives	(35,498)	(14,575)	13,955	116,992
Dividends on senior preferred shares	2,075	3,399	2,075	13,540
Stock-based compensation expense	1,434	1,093	5,653	5,649
(Gain) loss on disposal of assets	(2,878)	1,228	(3,826)	(33,430)
Other	(6,661)	(36,087)	(25,098)	(46,803)
Customer prepayments on future satellite services	8,948	78,618	30,982	82,966
Customer refunds	-	(17,566)	-	(17,566)
Operating assets and liabilities	(50,734)	266	(30,006)	7,203
	52,372	87,426	344,810	298,145
Cash flows used in investing activities
Satellite programs	(83,582)	(39,168)	(257,725)	(258,083)
Property additions	(186)	(1,320)	(3,966)	(6,118)
Proceeds on disposals of assets	18,601	106	26,926	71,400
	(65,167)	(40,382)	(234,765)	(192,801)
Cash flows used in financing activities
Debt financing	-	-	-	23,880
Repayment of debt financing	(9,888)	(7,514)	(34,946)	(53,855)
Dividends paid on preferred shares	(10)	-	(30)	-
Capital lease payments	(845)	(804)	(3,306)	(14,620)
Satellite performance incentive payments	(656)	(1,078)	(5,099)	(5,418)
	(11,399)	(9,396)	(43,381)	(50,013)
Effect of changes in exchange rates on cash and cash equivalents	(767)	32	(558)	319
Increase (decrease) in cash and cash equivalents	(24,961)	37,680	66,106	55,650
Cash and cash equivalents, beginning of period	245,256	116,509	154,189	98,539
Cash and cash equivalents, end of period	220,295	154,189	220,295	154,189

Supplemental disclosure of cash flow information
Interest paid	100,236	80,983	281,525	287,733
Income taxes paid	567	681	3,391	6,499
	100,803	81,664	284,916	294,232

The following table reconciles Telesat’s Net earnings applicable to common shareholders to Telesat’s Adjusted EBITDA1 and presents Telesat’s Adjusted EBITDA margin1:

FOR THE PERIOD ENDED DECEMBER 31	Three Months		Twelve Months
(in thousands of Canadian dollars)	2010	2009	2010	2009

Net earnings applicable to common shares	141,038	79,381	228,191	430,765
Income tax expense (recovery)	25,033	(22,793)	44,017	4,949
Loss (gain) on financial instruments	(36,409)	(14,507)	11,168	116,992
Gain on foreign exchange	(92,319)	(38,558)	(163,998)	(499,366)
Restructuring charges	-	(589)	-	3,563
Other income	(4,532)	(663)	(4,339)	(31,859)
Interest Expense	60,584	67,847	253,086	272,780
Amortization	63,425	73,468	251,194	256,867
Non cash expense related to stock compensation	1,434	1,093	5,653	5,649
Adjusted EBITDA	158,254	144,679	624,972	560,340

Operating Revenues	207,241	194,988	821,361	787,198

Adjusted EBITDA Margin	76.4%	74.2%	76.1%	71.2%

End Notes

1           The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenues and deduct certain operating expenses (including making adjustments to operating expenses for stock-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to operating revenues) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and Adjusted EBITDA margin along with GAAP financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with GAAP financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.